SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended 16 January 2018

BP p.l.c.

(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F

     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the

Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

     1934.

Yes                            No        |X|

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16 January 2018

Deepwater Horizon claims facility approaches closure;
BP to take $1.7 billion post-tax non-operating charge

Charge covered within existing financial framework

The Court Supervised Settlement Program (CSSP) established as part of the Deepwater Horizon (DWH) class action settlement is winding down. BP now expects to take a post-tax non-operating charge of around $1.7 billion in its fourth quarter 2017 results for the remaining Business Economic Loss (BEL) and other claims associated with the CSSP. The cash impact is expected to be spread over a multi-year period.

The charge results primarily from significantly higher claims determinations issued by the CSSP in the fourth quarter and the continuing effect of the Fifth Circuit's adverse May 2017 ruling on the matching of revenues with expenses when evaluating BEL claims.

Brian Gilvary, BP's chief financial officer, said: "With the claims facility's work very nearly done, we now have better visibility into the remaining liability. The charge we are taking as a result is fully manageable within our existing financial framework, especially now that we have the company back into balance at $50 per barrel."

Cash payments related to DWH in 2018 are now anticipated to be around $3 billion, as compared to the company's third-quarter estimate of just over $2 billion.

BP will continue to vigorously appeal determinations of claims that it believes are non-compensable under the Plaintiffs' Steering Committee settlement agreement.

Further information:
BP press office, London: +44 (0)207 496 4076, bppress@bp.com

Cautionary statement:

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), BP is providing the following cautionary statement. This press release contains certain forward-looking statements including statements regarding expectations with respect to the post tax charge expected to be taken in BP's fourth quarter 2017 results relating to Deepwater Horizon, the time period for the cash impact of the charge, the anticipated 2018 cash payments and the effect on the financial framework. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ from those expressed in such statements depending on a variety of factors, including the risk factors set forth in our most recent Annual Report and Form 20-F under "Risk factors" and in any of our more recent public reports.

Dated: 16 January 2018

BP p.l.c.
(Registrant)

/s/ D.J. JACKSON
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D.J. JACKSON
Company Secretary